Western Goldfields, Inc.
                         2 Bloor Street West, Suite 2102
                        Toronto, Ontario, Canada M4W 3E2
                                 (416) 324-6000


December 19, 2006

VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

      Re: Request by Western Goldfields, Inc. for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-3

Ladies and Gentlemen

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Western Goldfields, Inc. ("Western Goldfields") hereby requests withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 together with all exhibits thereto (collectively, the "Amendment") that was originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 2006.

      Western Goldfields requests this withdrawal because the Amendment was erroneously filed using the incorrect EDGAR code (POS AM). Western Goldfields intends to re-file its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 under the correct EDGAR code. The correct EDGAR code is POS EX. No securities were offered pursuant to this Registration Statement.

      We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing the Commission notifies Western Goldfields that the application for withdrawal will not be granted.

      Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

      Christopher J. Cummings
      Shearman & Sterling LLP
      (416) 360-2967

                                       Very truly yours,


                                       /s/ Brian Penny
                                       Chief Financial Officer